UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 7, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

AMR Corporation

File No. 001-08400 - CF#29622

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AMR Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on April 18, 2013, as amended on June 7, 2013.

Based on representations by AMR Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through January 31, 2023
Exhibit 10.2	through February 17, 2019
Exhibit 10.3	through January 1, 2019
Exhibit 10.4	through January 1, 2019
Exhibit 10.5	through January 1, 2019
Exhibit 10.6	through January 1, 2019
Exhibit 10.7	through January 31, 2023
Exhibit 10.8	through October 18, 2021

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary